SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                              dated January 9, 2003


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


         Form 20-F        |X|           Form 40-F
                  ---------------------          ---------------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


          Yes                             No        |X|
              ---------------------          ---------------------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83180) OF BP AUSTRALIA CAPITAL MARKETS LIMITED, BP CANADA FINANCE COMPANY, BP CAPITAL MARKETS p.l.c., BP
CAPITAL MARKETS AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-74414) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                           BP ANNOUNCES BOARD CHANGES

     The board of BP p.l.c. today announced that Rodney Chase, 59, will retire from the company on April 23, 2003. He will relinquish his role as deputy chief executive with immediate effect but until his retirement will remain on the board as senior advisor to the group chief executive, Lord Browne.

     Paying tribute to Mr. Chase, Lord Browne said: "Over the course of his 38-year career Rodney has made an outstanding contribution to BP. He has played a critical part in all the major developments of recent years that have transformed the company into one of the world's leading energy businesses."

     Richard Olver, 56, succeeds Mr. Chase as deputy chief executive. He will hold accountability for health, safety and the environment, human resources management, marketing, technology and digital business. He will have regional responsibility for Europe (including Russia), the Middle East, Africa and the Americas.

     Dr. Tony Hayward, 45, succeeds Mr. Olver as chief executive of Exploration and Production.

     The board also announced that it intends to appoint Dr. Hayward, Mr. John Manzoni, 43, chief executive of Refining and Marketing, and Dr. David Allen, group chief of staff, to the board as managing directors of the group with effect from February 1, 2003. Dr. Allen, 48, will be accountable for economics and planning, corporate communications and senior management education.

Anthony Hayward

     Tony Hayward, 45, graduated from the University of Edinburgh with a Ph.D in geology in 1982.

     He joined BP p.l.c in the same year and following a series of technical and commercial roles in BP Exploration in London, Aberdeen, France, China and Glasgow, he moved to Colombia as exploration manager, and in 1995 he became president of the BP group in Venezuela.

     In 1997 he returned to London as a director of BP Exploration. He became a group vice president and a member of the upstream executive committee in 1999 and was appointed group treasurer in 2000 and executive vice president in 2002. He became chief operating officer for Exploration and Production in November 2002.

     He is a non-executive director of Corus.

     He speaks Spanish and French. He is married to Maureen with two children, Kieran and Tara. He enjoys sailing, skiing, other sports and photography.


John Manzoni

     John Manzoni, 43, graduated from Imperial College, London in 1983 with an honours degree in civil engineering and a masters in petroleum engineering. In 1994, he was a Sloan fellow at Stanford University where he earned a masters degree in business management.

     He joined BP in 1983 and spent the early part of his career working in the North Sea. In 1990, he became executive assistant to John Browne after which he became head of investor relations. He also managed BP's operations at Prudhoe Bay in Alaska. More recently he was the executive from BP responsible for the merger integration process between BP and Amoco, and then became downstream group vice president in charge of European marketing, in addition to downstream planning and performance globally.

     In 2000, he was appointed BP regional president for the eastern US and, in 2001, an executive vice president and the chief executive for Gas, Power and Renewables. He became chief executive of Refining and Marketing in 2002.

     John is a member of the advisory board of the Stanford Graduate School of Business.

     He is married to Nikki with two young children, Annabel and Olivia.

David Allen

     David Allen, 48, holds a doctorate in chemistry from Oxford University. He joined BP Gas International in 1978, handling Middle East and Far East gas trading before moving to BP's corporate offices in New York. He returned to London in the mid-1980s, taking up management roles in BP Exploration.

     In 1986 he moved to BP's corporate planning department, following which he was appointed to lead BP's international crude oil trading activities. In 1990 he became general manager, European gas and, subsequently, planning manager, BP Exploration. In 1994 he was appointed a general manager in BP Exploration Europe.

     In 1995, he became general manager, commercial, BP Exploration and subsequently took over the role of director of planning for the BP group. In 1997 he joined the executive committee of BP Exploration as a director.

     Following the merger of BP and Amoco in January 1999 he became group vice president, planning, of the newly-formed BP Amoco p.l.c. and was appointed executive vice president and group chief of staff in 2000.

     He is married to Gaye with three children, Nicholas, Sophie and Edward.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BP p.l.c.
                                  (Registrant)





Dated:   January 9, 2003
                                                   /s/ D.J. PEARL
                                                   D. J.PEARL
                                                   Deputy Company Secretary